

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 8, 2007

Scott H. Pearce
President and Chief Executive Officer
BioFuel Energy Corp.
1801 Broadway, Suite 1060
Denver, CO 80202

> **Re:** **BioFuel Energy Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 23, 2007**
> **File No. 333-139203**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. Please note that we may have additional comments that follow by separate letter.

General

1. You disclose on page 41 that you anticipate a stock split to effect the recapitalization, which will be determined based on the final offering price. Please note that you should give retroactive effect for any expected stock split to your financial statements and disclosures throughout the filing. Please advise or revise accordingly.

Capitalization, page 37

2. Please revise your disclosure to disclose the amount of the intrinsic value of the beneficial conversion feature, and state that the beneficial conversion feature is then limited to $4.6 million, which is the amount of proceeds received.

3. You indicate here that your ownership interest in the LLC will be 28% and you indicate on page 34 that it is 44%. Please revise your disclosures here and elsewhere throughout the filing so they are consistent.

Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald Cami, Esq.
         Cravath, Swaine & Moore LLP
         825 Eighth Avenue
         New York, NY 10019